

Mail Stop 3233

April 23, 2018

Via E-mail
Daniel Shaeffer
Chief Executive Officer
Cottonwood Communities, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, UT 84121

>   **Re: Cottonwood Communities, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed March 27, 2018**
>   **File No. 333-215272**

Dear Mr. Shaeffer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2017 letter.

<u>What are the fees that we will pay to our advisor and its affiliates?, page 9</u>

1. Please revise to clarify the time period within which the Required Return will be calculated, whether the calculation of the Required Return will take into account returns from prior periods, and how frequently contingent fees are payable to the Advisor. Please also clarify these points with respect to the promotional interest payable to Cottonwood Communities Investor, LLC.

<u>How does a "best efforts" offering work? . . . , page 13</u>

2. We note that purchases of shares by affiliates of you, your advisor or your sponsor will count toward meeting the minimum offering requirement. Please revise to disclose the maximum amount of such possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

<u>Investment Limitations under the Investment Company Act of 1940, page 90</u>

3. We note your revised disclosure that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

    • the specific exemption that you and each of your subsidiaries intend to rely on; and

    • how your and each of your subsidiaries' investment strategy and business model will support that exemption.

    Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

4. Please tell us if Cottonwood Communities Management, LLC intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent your Advisor does not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe your Advisor is not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

<u>Exhibit 3.1</u>

5. Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 38 of your charter. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Maryland law.

    You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Darryl Steinhause, Esq.